UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

 Under the Securities Exchange Act of 1934
(Amendment No._)*

LUCKIN COFFEE INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.000002 per share

(Title of Class of Securities)

G5698L102

(CUSIP Number)

May 21, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5698L102	13G	Page 2 of 5 Pages

NAMES OF REPORTING PERSONS
LOUIS DREYFUS COMPANY B.V.

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
2	(b) ☐
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	23,529,412
		SHARED VOTING POWER

	6	0
		SOLE DISPOSITIVE POWER

	7	23,529,412
		SHARED DISPOSITIVE POWER

	8	0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	23,529,412
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	☐
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	8.0%*
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	CO

* Based upon 295,134,912 Class A ordinary shares issued and outstanding on May 21, 2019 as shown on the Register of Members of the Issuer. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

CUSIP No. G5698L102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Luckin Coffee Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

17F Block A, Tefang Portman Tower, No. 81 Zhanhong Road Siming District, Xiamen, Fujian, People's Republic of China, 361008

Item 2(a).	Name of Person Filing.

Louis Dreyfus Company B.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

Westblaak 92, 3012 Rotterdam, The Netherlands

Item 2(c).	Citizenship.

The Netherlands

Item 2(d).	Title of Class of Securities.

Class A ordinary shares, par value US$0.000002 per share

Item 2(e).	CUSIP Number.

G5698L102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________

Not applicable.

CUSIP No. G5698L102	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

23,529,412 Class A ordinary shares, par value US$0.000002 per share

(b)	Percent of class:

8.0%*

* Based upon 295,134,912 Class A ordinary shares issued and outstanding on May 21, 2019 as shown on the Register of Members of the Issuer. This calculation does not include the exercise or conversion of outstanding securities of the Issuer.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:

23,529,412

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:

23,529,412

	(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. G5698L102	13G	Page 5 of 5 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUIS DREYFUS COMPANY B.V.

Date: May 31, 2019	By:	/s/ Massimiliano Talli
	Name:	Massimiliano Talli
	Title:	Proxy Holder